UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cheniere Energy Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411Q101	13D	Page 2 of 12 Pages

1	Names of Reporting Persons BIF IV Cypress Aggregator (Delaware) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 203,240,752
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,240,752
11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 3 of 12 Pages

1	Names of Reporting Persons Brookfield Infrastructure Fund IV GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 203,240,752
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,240,752
11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 16411Q101	13D	Page 4 of 12 Pages

1	Names of Reporting Persons Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Manitoba
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 203,240,752
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203,240,752
11	Aggregate Amount Beneficially Owned by Each Reporting Person 203,240,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.0%
14	Type of Reporting Person PN

CUSIP No. 16411Q101	13D	Page 5 of 12 Pages

1	Names of Reporting Persons Brookfield Asset Management Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 204,321,313
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 204,321,313
11	Aggregate Amount Beneficially Owned by Each Reporting Person 204,321,313
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.2%
14	Type of Reporting Person CO

CUSIP No. 16411Q101	13D	Page 6 of 12 Pages

1	Names of Reporting Persons Partners Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 204,321,313
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 204,321,313
11	Aggregate Amount Beneficially Owned by Each Reporting Person 204,321,313
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.2%
14	Type of Reporting Person CO

CUSIP No. 16411Q101	13D	Page 7 of 12 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 700 Milam Street, Suite 1900, Houston, Texas 77002.

Item 2.	Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	BIF IV Cypress Aggregator (Delaware) LLC, which is a Delaware limited liability company (“BIF IV Cypress Aggregator”);

(ii)	Brookfield Infrastructure Fund IV GP LLC, which is a Delaware limited liability company (“BIF”);

(iii)	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., which is a Manitoba limited partnership (“BAMPIC Canada”);

(iv)	Brookfield Asset Management Inc., which is a corporation formed under the laws of the Province of Ontario, Canada (“Brookfield”); and

(v)	Partners Limited, which is a corporation formed under the laws of the Province of Ontario (“Partners”).

1,080,561 of the Common Units reported herein as being beneficially owned by Partners and Brookfield are held by investment funds (the “PSG Funds”) that are managed by Brookfield Public Securities Group LLC (formerly Brookfield Investment Management Inc.) (“PSG”). Since PSG manages such funds, it may be deemed to beneficially own such Common Units. Since PSG is a subsidiary of Brookfield, Brookfield may also be deemed to beneficially own all of such Common Units. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 1,343,802 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares. The Class B limited voting shares of Brookfield entitle Partners to appoint one half of the board of directors of Brookfield. As a result, Partners may also be deemed to beneficially own such Common Units held by the PSG Funds. On May 14, 2020, Brookfield announced that the Class B limited voting shares of Brookfield will be transferred from Partners to a trust (the “Trust”). The beneficial interests in the Trust, and the voting interests in its trustee (the “Trustee”), will be held in equal parts by three entities. The Trustee will vote the Class B limited voting shares of Brookfield with no single individual or entity controlling the Trust. Implementation of this arrangement is subject to customary consents and regulatory approvals currently being obtained, following which the Class B limited voting shares of Brookfield will be transferred from Partners to the Trust for consideration per share equal to the then current market price of a Class A limited voting share of Brookfield.

2,011,447 of the Common Units reported herein as being beneficially owned by the Reporting Persons are directly held by BX Rockies Platform Co LLC, a Delaware limited liability company (“BX Rockies”). 185,808,450 of the Common Units reported herein as being beneficially owned by the Reporting Persons are directly held by Blackstone CQP Holdco LP, a Delaware limited partnership (“Blackstone Holdco”). 2,250,419 of the Common Units reported herein as being beneficially owned by the Reporting Persons are directly held by Blackstone CQP Common Holdco L.P., a Delaware limited partnership (“Blackstone Common Holdco”). 13,170,436 of the Common Units reported herein as being beneficially owned by the Reporting Persons are directly held by BIP-V Chinook Holdco L.L.C., a Delaware limited liability company (“BIP-V”). BX CQP Target Holdco L.L.C. (“Target Holdco”) is the indirect equityholder of all of the equity interests in each of BX Rockies, Blackstone Common Holdco and Blackstone Holdco and, by virtue of its relationship with BIP-V, may be deemed to share beneficial ownership over the Common Units held by BIP-V. BIF IV Cypress Aggregator is a member of Target Holdco. BIF serves as the indirect general partner of BIF IV Cypress Aggregator. BAMPIC Canada serves as the investment adviser to BIF. Brookfield is the ultimate parent of BIF and BAMPIC Canada. As a result, BIF IV Cypress Aggregator, BIF, BAMPIC Canada, Brookfield and Partners may be deemed to beneficially own the Common Units held of record by each of BX Rockies, Blackstone Common Holdco, Blackstone Holdco and BIP-V.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

The principal business address of each of the Reporting Persons is 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada.

CUSIP No. 16411Q101	13D	Page 8 of 12 Pages

Information regarding each director and executive officer (the “Scheduled Persons”) of BIF IV Cypress Aggregator, Brookfield, and Partners is set forth on Schedules I, II and III attached hereto, respectively.

The principal business of BIF IV Cypress Aggregator is directing the operations of, and serving as an equity holder of, Target Holdco. The principal business of BIF is to invest in infrastructure assets and it serves as the indirect general partner of BIF IV Cypress Aggregator. The principal business of BAMPIC Canada is to serve as investment advisor for a variety of private investment vehicles, including BIF. The principal business of Brookfield is to invest in and operate businesses in the real estate, power generation, infrastructure and private equity sectors. The principal business of Partners is that of a holding company.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the closing of the Transaction described in Item 4, on September 24, 2020, BIF IV Cypress Aggregator purchased 49.99% of the equity interests in Target Holdco for aggregate consideration of $3,251,201,661.59 using capital contributions from its partners and members. The above price may be increased up to an aggregate amount of $3,479,801,778.42 based on the satisfaction by the Issuer of certain conditions.

Item 4.	Purpose of Transaction.

Transaction

On September 24, 2020, BX CQP SuperHoldCo Holdings Manager L.L.C., BX CQP Common Holdco Holdings Manager L.L.C. and BX Rockies Platform Co Holdings Manager L.L.C. completed the sale of all of the limited liability company interests in Target Holdco (the “Transaction”) to (i) BIP Chinook Holdco L.L.C., a Delaware limited liability company (“Blackstone Infrastructure Partners”), being an affiliate of BIP Aggregator Q L.P., a Delaware limited partnership, and BIP Aggregator II L.P., a Delaware limited partnership (together with BIP Aggregator Q L.P., the “Initial Blackstone Infrastructure Signatories”), to which the Initial Blackstone Infrastructure Signatories assigned their rights and obligations with respect to the Transaction, and (ii) BIF IV Cypress Aggregator for an aggregate consideration of $6,503,704,064.00, which may be increased to an aggregate amount of $6,960,995,756.00 based on the satisfaction by the Issuer of certain conditions. Following the closing of the Transaction, Blackstone Infrastructure Partners and BIF IV Cypress Aggregator directly owned 50.01% and 49.99% of the equity interests in Target Holdco, respectively, and may be deemed to share beneficial ownership of all of the Common Units that may be deemed to be beneficially owned by Target Holdco.

In connection with the closing of the Transaction, Blackstone Holdco distributed 13,170,436 Common Units to Target Holdco, who distributed such units to Blackstone Infrastructure Partners, who distributed such units to one of its members, who transferred such units to BIP-V.

Director Designation Rights Agreement

Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Cheniere Energy Partners GP, LLC, the general partner of the Issuer (“Cheniere GP”), until Blackstone Holdco and its affiliates own less than (a) 20% of the outstanding Common Units and subordinated units of the Issuer, and (b) 50,000,000 common unit equivalents of the Issuer, the board (the “GP Board”) of Cheniere GP shall consist of eleven members. An affiliate of Cheniere has the right to appoint four directors to the GP Board; an affiliate of Blackstone Holdco has the right to appoint three directors to the GP Board; and there will be four independent directors on the GP Board. Certain actions to be taken by Issuer or its subsidiaries must be approved by an Executive Committee of the GP Board (the “Executive Committee”), including certain equity issuances, the incurrence of certain debt, acquiring or disposing of material

CUSIP No. 16411Q101	13D	Page 9 of 12 Pages

assets or pursuing certain other capital projects and amending service agreements with Cheniere or other material agreements. The Executive Committee is comprised of three directors appointed by an affiliate of Blackstone Holdco, one independent director and one Cheniere appointed director.

Pursuant to the Investors’ and Registration Rights Agreement, dated July 31, 2012, among Cheniere Energy, Inc. (“CEI”), Cheniere GP, Issuer, Cheniere Class B Units Holdings, LLC and any investors party thereto (the “IRRA”), among other things, Blackstone Holdco has the right to nominate a director to CEI’s board of directors (the “CEI Board”).

In connection with the closing of the Transaction, Philip Meier, John-Paul Munfa, and Jamie Welch resigned from the GP Board and Wallace Henderson, an employee of Blackstone Infrastructure Partners or one of its affiliates, Scott Peak, an employee of Brookfield or one of its affiliates, and Mark Murski, an employee of Brookfield or one of its affiliates, were appointed in their place, and David Foley resigned from the CEI Board and Sean Klimczak, an employee of Blackstone Infrastructure Partners or one of its affiliates, was appointed in his place. Following the closing of the Transaction, Blackstone Infrastructure Partners and BIF IV Cypress Aggregator entered into a governance agreement (the “Director Designation Rights Agreement”) pursuant to which the parties agreed to certain director designation rights with respect to the GP Board and the CEI Board. In the first year following the closing of the Transaction, Blackstone Infrastructure Partners shall have the right to designate one member to serve on the GP Board and one member to serve on the CEI Board, and BIF IV Cypress Aggregator shall have the right to designate two members to serve on the GP Board. In the second year after the closing of the Transaction, Blackstone Infrastructure Partners shall have the right to designate two members to serve on the GP Board and BIF IV Cypress Aggregator shall have the right to designate one member to serve on the GP Board and one member to serve on the CEI Board. Each year thereafter, these director designation rights will continue to alternate between Blackstone Infrastructure Partners and BIF IV Cypress Aggregator so long as Blackstone Holdco has a right to designate such directors.

The foregoing description of the Director Designation Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Plans or Proposals

The Reporting Persons intend to review on a continuing basis the investments in the Issuer. Subject to the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other unitholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the GP Board with a view to maximizing unitholder value, including with respect to exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; recapitalizations; buybacks; or changes to the capitalization or dividend policy of the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Scott Peak and Mark Murski are employees of Brookfield or one of its affiliates and serve on the GP Board. In such capacity, each of them may have influence over the corporate activities of the Issuer, including activities which may relate to items describe in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No. 16411Q101	13D	Page 10 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

Calculations of the percentage of Common Units beneficially owned are based on a total of 484,016,623 Common Units outstanding as of August 17, 2020 following the conversion of the subordinated units held by CEI, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2020 and otherwise based upon the information with respect to outstanding Common Units as of July 31, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on August 6, 2020.

The aggregate number and percentage of Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The PSG Funds hold 1,080,561 Common Units. Since PSG manages such funds, it may be deemed to beneficially own such Common Units. Since PSG is a subsidiary of Brookfield, Brookfield may also be deemed to beneficially own all of such Common Units. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 1,343,802 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares. As a result, Partners may also be deemed to beneficially own such Common Units held by the PSG Funds.

BX Rockies is the record holder of 2,250,419 Common Units. Blackstone Common Holdco is the record holder of 2,011,447 Common Units. Blackstone Holdco is the record holder of 185,808,450 Common Units. BIP-V is the record owner of 13,170,436 Common Units. Target Holdco is the indirect equityholder of all of the equity interests in each of BX Rockies, Blackstone Common Holdco and Blackstone Holdco and, by virtue of its relationship with BIP-V, may be deemed to share beneficial ownership over the Common Units held by BIP-V.

BIF IV Cypress Aggregator is a member of Target Holdco. BIF serves as the indirect general partner of BIF IV Cypress Aggregator. BAMPIC Canada serves as the investment adviser to BIF. Brookfield is the ultimate parent of BIF and BAMPIC Canada. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 1,343,802 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares.

Each of BIF IV Cypress Aggregator, BIF, BAMPIC Canada, Brookfield and Partners may be deemed to beneficially own the Common Units held of record by each of BX Rockies, Blackstone Common Holdco, Blackstone Holdco and BIP-V.

However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Any beneficial ownership of Common Units by any of the Scheduled Persons is set forth on Schedules I, II and III attached hereto, respectively.

By virtue of the relationships described herein, the Reporting Persons and Blackstone Infrastructure Partners and its affiliates may be deemed to be members of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. Each of Blackstone Infrastructure Partners and BIF IV Cypress Aggregator and their respective affiliates are separately making a Schedule 13D filing reporting the Common Units they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any Common Units that may be deemed to be beneficially owned by Blackstone Infrastructure Partners and its affiliates, except as otherwise described herein.

CUSIP No. 16411Q101	13D	Page 11 of 12 Pages

(c) Except as described herein, none of the Reporting Persons has effected any transactions in the Common Units of the Issuer in the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	Director Designation Rights Agreement, dated as of September 24, 2020, between BIP Chinook Holdco L.L.C. and BIF IV Cypress Aggregator (Delaware) LLC.

CUSIP No. 16411Q101	13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2020

BIF IV Cypress Aggregator (Delaware) LLC

By:	/s/ Fred Day
Name:	Fred Day
Title:	President

Brookfield Infrastructure Fund IV GP LLC

By:	Brookfield Infrastructure Fund IV Officer GP LLC, its sole member

By:	/s/ Fred Day
Name:	Fred Day
Title:	Vice President

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

By:	Brookfield Private Funds Holdings Inc., its general partner

By:	/s/ James Rickert
Name:	James Rickert
Title:	Managing Director

Brookfield Asset Management Inc.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President

Partners Limited

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President

SCHEDULE I

BIF IV CYPRESS AGGREGATOR (DELAWARE) LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Keiji Hattori, Associate Vice President	NBF Hibiya Building 25F, 1-1-7 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011	Senior Vice President of Brookfield	Japan

Hadley Peer-Marshall, Manager and Managing Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Senior Vice President of Brookfield	U.S.A.

Mabel Wong, Managing Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Fred Day, Manager and President	1200 Smith Street Suite 1200, Houston, TX 77002	Vice President of Brookfield	U.S.A.

Matthew Gross, Vice President	200 Donald Lynch Blvd Marlborough, MA 01752	Vice President of Brookfield	U.S.A

Ralph Klatzkin, Manager and Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice President of Brookfield	U.S.A.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Units.

SCHEDULE II

BROOKFIELD ASSET MANAGEMENT, INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro, RJ 22441-090	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London, U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Seek Ngee Huat, Director	501 Orchard Road, #08 - 01 Wheelock Place Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada

Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman, Oaktree Capital Management	U.S.A

Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	United Kingdom

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Units.

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President - Finance of Brookfield	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury of Brookfield	Canada

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Units.